EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Net income	$1,855,558	$1,624,327	$1,025,713	$508,387	$3,354,453
Add: Fixed charges	60,883	86,104	155,118	325,119	692,179
Earnings available for fixed charges	$1,916,441	$1,710,431	$1,180,831	$833,506	$4,046,632

Fixed charges:
Interest expense on debt	$60,883	$86,104	$155,118	$325,119	$692,179
Total fixed charges	$60,883	$86,104	$155,118	$325,119	$692,179

Ratio of earnings to fixed charges fixed charges	31.48	19.86	7.61	2.56	5.85